Filed by Technology Solutions Company (Commission File No.: 0-19433)
pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Zamba Corporation
Commission File No.: 0-22718

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any security holder of Technology Solutions Company or ZAMBA Corporation or an offer of any securities for sale. Technology Solutions Company plans to file with the Securities and Exchange Commission a Registration Statement on SEC Form S-4. Technology Solutions Company and ZAMBA Corporation expect to mail a Proxy Statement/Prospectus to ZAMBA stockholders concerning the proposed merger of ZAMBA Corporation with a subsidiary of Technology Solutions Company. We urge investors and security holders to read the Proxy Statement/Prospectus and any other relevant documents to be filed with the SEC, because they will contain important information. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Technology Solutions Company will be available free of charge from Technology Solutions Company Investor Relations, 205 North Michigan Avenue, Suite 1500, Chicago, Illinois 60601, 312-228-4560. Documents filed with the SEC by ZAMBA Corporation will be available free of charge from ZAMBA Corporation Investor Relations, 3033 Excelsior Blvd., Suite 200, Minneapolis, Minnesota 55416, 952-844-3113.

INTEREST OF CERTAIN PERSONS IN THE MERGER

Technology Solutions Company and ZAMBA Corporation, and their directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of ZAMBA Corporation in connection with the merger. The directors and executive officers of ZAMBA Corporation have interests in the merger, some of which may differ from, or may be in addition to, those of the respective stockholders of ZAMBA Corporation generally. Those interests will be described in greater detail in the Proxy Statement/Prospectus with respect to the merger, which may include option, warrant and stock holdings and indemnification. Information about the directors and executive officers of ZAMBA Corporation and their ownership of ZAMBA Corporation stock is set forth in ZAMBA Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003. Investors may obtain additional information regarding the interests of the participants by reading the Proxy Statement/Prospectus when it becomes available.

TECHNOLOGY SOLUTIONS
Moderator: Timothy Dimond
08-09-04/3:30 pm CT
Confirmation #6469123

TRANSCRIPT OF TECHNOLOGY SOLUTIONS CONFERENCE CALL

Moderator: Timothy Dimond
August 9, 2004
3:30 pm CT

Operator:	Pardon everyone, we will now begin the conference. All lines will be muted during the broadcast. If you should need operator assistance during the call, please pick up your handset and press star zero. An operator will be standing by to assist you. There will be a question and answer session following the presentation. Instructions for asking a question will begin at that time.

Today’s call is being recorded. And I would now like to turn the call over to Mr. Tim Dimond. You may begin sir.

Timothy Dimond:	Thank you (Denise) and good afternoon everyone. Leading our call today will be Michael Gorsage, President and Chief Executive Officer of Technology Solutions Company. During this call we plan to make remarks about our expectations, plans and prospects. These remarks may constitute forward-looking statements under federal security law. Actual results may differ materially from the statements as a result of various factors. These factors are discussed in our SEC filing which we strongly encourage you to read.

The forward-looking statements included in this call represent the company’s views on August 9, 2004. The company disclaims any obligation to update the

TECHNOLOGY SOLUTIONS
Moderator: Timothy Dimond
08-09-04/3:30 pm CT
Confirmation #6469123

statements to reflect future events or circumstances. Thank you for joining us on today’s call. And now I would like to turn the call over to Mike Gorsage. Mike?

Mike Gorsage:	Thank you Tim and good afternoon everyone. As you have seen in our press release, we announced some exciting news this morning. TSC and ZAMBA Solutions has signed a definitive agreement to merge our two companies. We are very pleased about the combination and we think it brings excellent opportunities for our employees, our clients and our investors.

We are in the process of preparing a S4 Form which we expect to file with the SEC within three to four weeks. That document will have full details about the merger and outline all the transaction specifics.

As you probably know, securities laws are fairly restrictive concerning what we can talk about until the S4 is filed and becomes effective. Therefore my comments today on the subject will be pretty much limited to what you saw in the press release this morning. However, I will take a few minutes to tell you why I think the merger will benefit both companies and how I believe TSC merger — how I believe the merger fits well with our overall transformation plans for TSC.

However, before we talk in detail about the merger, let’s give you a quick overview of our Q2 results and tell you about our new service offerings here at TSC.

First to summarize our overall results. Our Q2 revenues were $7.7 million. Our loss for the quarter was $2.6 million. Now I’ll turn it back to Tim to go through the financial statement in detail and operating metrics. Tim?

TECHNOLOGY SOLUTIONS
Moderator: Timothy Dimond
08-09-04/3:30 pm CT
Confirmation #6469123

Timothy Dimond:	Thank you Mike. As Mike mentioned, Q2 revenues were $7.7 million. And as a reminder, this figure and all other revenue figures are quoted excluding reimbursement of expenses.

Our Q2 loss was $2.6 million or 6 cents per share. This loss reflects no tax benefit since in light of our 2003 deferred tax asset write-off we will not record tax benefit for future losses until such time as we have demonstrated the recoverability of tax loss carry-forwards.

As for our Q2 financial position and metrics, our headcount at June 30 was 192 people, approximately 80% of whom are billable with the balance in sales, management, and administrative roles.

Second quarter annualized voluntary turnover was 43% which is up from the 36% in Q1. Note that our voluntary turnover was high early in the quarter, but declined significantly in May and June. Our annualized turnover for the month of June was 29%.

Our Q2 utilization was 60% which was down from the 72% in Q1. Annualized Q2 revenue per professional was $208,000 compared to $215,000 last quarter. This reduction was due to lower utilization and one less billing day in Q2 versus Q1, all partially offset by an increase in our Q2 average hourly billing rate.

With respect to our hourly billing rate, it was $154 - our hourly billing rate was $154 in Q2 as compared to an average hourly rate of $141 in Q1. As you may recall as recently as Q4 of 2003, our average billing rate was only $132. We were very pleased to show a $22 per hour or 17% increase in billing rates in the last six months. We believe this increase reflects a firmer overall market as well as the start of a shift in our services to higher value-added activities.

TECHNOLOGY SOLUTIONS
Moderator: Timothy Dimond
08-09-04/3:30 pm CT
Confirmation #6469123

Day sales outstanding came in at 70 days compared to 55 DSO at March 31st. Note that we had a large amount of collections in early July which just missed the June 30 cut off. In fact, we collected $1.5 million the first few days in July which had we collected them by June 30, our June 30 DSO would have been about 55 days or even with Q1.

In terms of Q2 revenue concentration, our top two clients accounted for 22% of revenues and our top five clients accounted for 47% of revenues compared to 17% and 39% respectively in Q1.

Revenues from our top five clients were 12% higher in Q2 than they were for those same five clients in Q1. We believe this demonstrates that our top clients value our services.

In Q2 we performed work for eight new clients and had a total of 30 new projects at new and existing clients. New clients included Cap Cod, Imperial Sugar and Morgan Stanley while we did new projects for existing clients, Best Buy, General Motors and Siemens.

By way of comparison, we had seven new clients and 27 new projects in Q1. In total we provided services to 46 clients during the quarter as compared to 48 clients in Q1. Our cash balance at December 31 was $34.8 million compared to $38.8 million at March 31.

Finally on the subject of shares, we did not repurchase any shares during Q2. At June 30, approximately 4.8 million shares remain available for purchase. With that, I’ll turn it back over to Mike. Mike?

TECHNOLOGY SOLUTIONS
Moderator: Timothy Dimond
08-09-04/3:30 pm CT
Confirmation #6469123

Michael Gorsage:	Thanks Tim. Now before we talk a little bit more about the merger, I’d like to take a few minutes to tell you about two new service offerings we were absolutely delighted to introduce.

Our first new service offering is healthcare. As you saw in our press release, we have formed a new healthcare vertical service offering which will deliver services around two major areas, ERP systems including CRM and supply chain and Advanced Technologies.

Advanced Technologies will include imaging and document management, portals, business intelligence, data warehousing, EAI and legacy integration and managed IT services. The healthcare service offering will serve all three sectors of the healthcare industry — providers, large hospital systems and physician practices, managed care, health insurance and HMOs and life sciences, pharmaceutical, biotech, medical device manufacturers, PBOs or CROs.

Our new healthcare consulting team has expertise in strategic and tactical planning, process transformation, optimization operations. We have recruited three senior vice presidents with deep domain and technical expertise to lead the healthcare team.

(Judith Bergstrom) has 23 years of experience selling, delivering and managing information technology products and services and professional consulting services. And 15 of these years have been in the healthcare industry including health delivery, health plan and the life science sectors.

(Judith) previously worked for (Quovadx) Incorporated as Senior Vice President of Professional Services, First Consulting Group as a Vice President and at Price Waterhouse. Her clients have included major government

TECHNOLOGY SOLUTIONS
Moderator: Timothy Dimond
08-09-04/3:30 pm CT
Confirmation #6469123

agencies, integrated healthcare delivery networks, major health plans and leading pharmaceutical and clinical research companies.

(Judith)’s expertise includes delivering IT consulting services across all phases of the IT life cycle, strategy, selection, design, development, implementation and operations.

(Dave Dimond) has 19 years of industry and healthcare experience. He is a highly respected innovator and thought leader in the areas of the digital hospital and other leading edge technologies in healthcare. He served as National Practice Vice President for Technology Services at First Consulting Group. Prior to First Consulting Group, (Dave) was in technology consulting practice at Deloitte & Touché.

(Dave)’s focal areas of expertise include enterprise digital imaging systems, (ePAC)s, healthcare technology integration, strategic planning and technology value optimization, high availability computing, clinical automation mobility.

(Joe Lavell) has 17 years of healthcare and technology experience. Prior to joining TSC, he was the Vice President at First Consulting Group and Associate Partner at Accenture. He is an accomplished consulting executive with a record of successfully meeting the business and technology challenges of diverse organizations including health plans, health delivery networks, several startup healthcare companies and Fortune 500 companies.

(Joe) is a trusted advisor in both strategic planning and the execution of mission critical high technology projects.

TECHNOLOGY SOLUTIONS
Moderator: Timothy Dimond
08-09-04/3:30 pm CT
Confirmation #6469123

In addition to the new healthcare service offering, we are also very pleased to introduce a new consumer products and retail service offering. As you know, there have been rapid and ongoing changes in IT and fundamental changes in business relationships between manufacturers and retailers. And these factors have combined to drive demand for high value business consulting and systems integration services.

Factors driving this demand include manufacturer, supplier consolidation, increased globalization, retail consolidation, required global data standardization and emerging radio frequency identification (RFID), technologies and processes.

TSC’s new service offering will help companies capture the benefits of these market factors.

Leading the consumer products and retail service offering will be industry veteran (Christopher Sellers) who joined us last month. (Chris) who was a former global leader of consumer industries and retail for EDS brings over 25 years of experience and technology leadership to TSC customers.

(Chris) will help us capitalize on our strong ERP skills and integrate those capabilities with a variety of next generation technologies such as SAP’s Auto-ID infrastructure, SAP Event Management and NetWeaver Technology platform.

In addition to these brand new service offerings, we remain encouraged about the long term prospects for the new initiatives we told you about previously, Configurator, Forensics, (Use Tax) and (Apriso).

TECHNOLOGY SOLUTIONS
Moderator: Timothy Dimond
08-09-04/3:30 pm CT
Confirmation #6469123

Okay. Let’s move now to the major news of the day, the merger of TSC and ZAMBA Solutions. ZAMBA has an outstanding reputation in the CRM services arena. In fact, Gartner recently recognize ZAMBA for its record of unparalleled client satisfaction. We think there will be a great deal of growth in the CRM space over the next several years. And ZAMBA has the employee talent, blue chip clients and excellent reputation to allow us to grow together quickly in this area.

We believe the merger is an excellent fit for ZAMBA too because they can leverage their service capabilities into our extensive client base and also benefit by introducing their clients to our services.

In addition, we expect to realize cost savings by rationalizing duplicity of functions. Overall, we think the opportunities of the combined firms are just terrific. And as I mentioned before, the merger fits well with the overall transformation of TSC which we have undertaken.

This transformation involves recruiting new talent, developing new service offerings and reinvigorating our baseline business.

Overall, now that I’ve been in my role about three months — I started out May 6 — I found that my initial impressions about TSC strengths have been pretty accurate. First of all, TSC has a reputation for performing outstanding quality work. I have already visited a significant number of our large clients and I have found that the clients speak in glowing terms about the talent, expertise, dedication and commitment of TSC’s people.

TSC’s reference ability among past and current clients is really extraordinary. I’ve also been pleased with our impressive client list and our financial

TECHNOLOGY SOLUTIONS
Moderator: Timothy Dimond
08-09-04/3:30 pm CT
Confirmation #6469123

strength. An impressive client list is important because it provides a baseline of relationships that when properly nurtured can lead to new opportunities.

TSC’s financial strength, significant cash and no debt demonstrates stability to clients and provides flexibility concerning potential strategic initiatives for recruiting top talent to the firm and making ongoing additions to our current service offerings.

Concerning my view of the overall market, I am optimistic that the general economy is improving and IT spending cycle is opening up. I also think that there are new technologies on the horizon which will help increase IT spending.

The key for TSC of course, will be to maintain and then increase our share of a growing market. As I mentioned in the last call, I’m a firm believer that everyone at Professional Services firm sells and delivers. And that includes me. Accordingly, I’ve already visited many of our existing clients and gone on a number of practice development calls for prospective clients.

I remind our folks every day that our number one focus must be to serve our existing clients, expand existing engagements and win new clients. In addition to helping sell, my personal priorities are to recruit additional top talent to the firm and to consider additional potential acquisition opportunities which may allow us to accelerate our revenue recovery.

Now let’s talk about the financial outlook. As I’ve described in addition to the merger, we have a number of initiatives underway. And although it may take a little while for the merger to close and the new servicing offerings to gain traction, I believe we are laying the right groundwork to help TSC to achieve revenue growth.

TECHNOLOGY SOLUTIONS
Moderator: Timothy Dimond
08-09-04/3:30 pm CT
Confirmation #6469123

I hope that you keep in mind as we mentioned last quarter, a revenue recovery may sometimes be a little lumpy. For example, unexpected delay in a client kicking off a large project can have a pretty big short term impact on us.

We think we are on the right track for long term success, but we caution you that there may be a little lumpiness in the short run, or we may have a little lumpiness in the short run.

Concerning specific financial guidance as I mentioned in the last call, a number of firms in various industries have decided to no longer provide revenues or earnings guidance and instead provide only qualitative overviews. I know there are arguments on both sides of this debate.

I personally believe it is probably better for companies to focus on running their business and get out of the public forecast business. Nonetheless, I realize after a great deal of deliberation we are in a transition phase which may make it particularly difficult for investors to reasonably predict and evaluate our progress now and in the future.

Accordingly, we will provide an outlook for Q3 and then prospectively evaluate whether to continue giving guidance in future quarters. Here’s Tim to give you the Q3 outlook. Tim?

Timothy Dimond:	Thank you Mike. Because we are not in a position to know when the merger will close, this prospective guidance is on a TSC standalone basis and accordingly excludes any revenues or cost arising from the combination.

We are currently estimating revenues for Q3 to be in the range of $7-1/2 to $8-1/2 million. And we can see a path to this revenue estimate with specific

TECHNOLOGY SOLUTIONS
Moderator: Timothy Dimond
08-09-04/3:30 pm CT
Confirmation #6469123

prospects and specific potential engagements. It all comes back to how quickly we can convert our targeted prospects in the sold work.

As for earnings, depending on revenues, we expect a loss of somewhere between $2 million and $3 million. And on a per share basis, we expect the loss to be between 5 cents a share and 7 cents a share. These losses are not tax benefited since as I mentioned earlier, we will not record tax benefit for future losses until such time as we have demonstrated the recoverability of the tax loss carry-forwards.

As for cash, in addition to the Q3 cash flows related to earnings, we will consume cash in Q3 to liquidate June 30 liabilities. Overall, depending on Q3 revenues, cash collections and other working capital changes, we expect our September 30 cash balance to range from about $31 million to $32 million. And again, all these figures exclude any impact on the merger.

That closes our formal remarks. I’d like to thank you for being with us today. And we’ll now open up the call for questions. (Denise)?

Operator:	Very good sir. If you’d like to ask a question during this period, please press star 1 on your telephone keypad. And if you’re in the queue and no longer want to ask a question, simply press star 9.

And again, if you’d like to ask a question or have a response, please press star 1 on your telephone keypad. And the first question is going to be from (Kelly Pan) of (Pasian) Capital.

(Kelly Pan):	Yes, turnover seems a little high. Could you give a little color on that please?

TECHNOLOGY SOLUTIONS
Moderator: Timothy Dimond
08-09-04/3:30 pm CT
Confirmation #6469123

Michael Gorsage:	Hi (Kelly), Mike Gorsage. Yes we did have high turnover in the early part of the quarter in April was quite high. We trailed down in May and June and continue to trail down in turnover. And I think it was a combination of reasons, you know, from change in leadership that was occurring to some communications issue within inside the firm that I think we’ve fixed and modified.

And, you know, the market began to turn and people had choices that they hadn’t had for a while. So I think that was part of it and we’re now stabilized and going in the correct direction.

Operator:	And again, if you’d like to ask a question, please press star 1 on your telephone keypad.

And the next question is going to be from (Kelly Pan) of (Pantheon) Capital.

(Kelly Pan):	I better ask them all at once here. All three of the healthcare execs were from First Consulting Group. Can you talk a little bit as to whether you have worked with them or are they new to you? But, you know, just talk about how you know them?

Michael Gorsage:	No, I did work with all three of them at FCG when I was there. They’ve got a fabulous track record, you know, in the marketplace, well respected by clients.

(Kelly Pan):	Could you talk about the size of practice they had as well as the EDS men?

Michael Gorsage:	Yes. The — well size of practice, you know, gee, I don’t know the exact but was somewhere in multi-millions of dollars and — between the three of them. Each one of them typically would when they were in practice there would probably generate through their practices in excess of $5 to $10 million each.

TECHNOLOGY SOLUTIONS
Moderator: Timothy Dimond
08-09-04/3:30 pm CT
Confirmation #6469123

(Kelly Pan):	Do they have some relationships with any key clients that you could talk about?

Michael Gorsage:	They have relationships with lots of key clients. I prefer not to go into that in detail on here. I can tell you that we’ve secured quite a few clients since their arrival.

(Kelly Pan):	How many?

Michael Gorsage:	It would be third quarter looking forward. But it’s eight — at least eight since the middle of June. Many of those signed contracts after July 1st. And we have

(Kelly Pan):	Is that the eight that you talked about this quarter?

Michael Gorsage:	No.

(Kelly Pan):	Oh eight since June 30th?

Michael Gorsage:	Yes. Well there was one in-between June 15 and June 30. And there’ve been seven since. There are — there’s quite a large pipeline behind that. We are.

(Kelly Pan):	And they’re tied to these three people in particular or no?

Michael Gorsage:	No, not — no, not particularly. It’s a large and growing pipeline because we’ve not only recruiting from there but we’ve recruited from several other organizations which the people have not officially joined yet so I couldn’t disclose. We’ll be doing that the next time. But there’s quite a few more

TECHNOLOGY SOLUTIONS
Moderator: Timothy Dimond
08-09-04/3:30 pm CT
Confirmation #6469123

coming behind it from other very large well-known organizations in the United States.

(Kelly Pan):	So could you talk about the cash flow when you hire a new person like this?

Michael Gorsage:	Yes, we expect to be cash flow neutral within about 90 days. And probably EBITDA positive on each group within about six months.

(Kelly Pan):	With the cash flow neutral in 90 days with — for the whole company?

Michael Gorsage:	No, just for this group of people coming through.

(Kelly Pan):	And then how about cash flow for the company?

Michael Gorsage:	I’m not going to predict that right now. But we fully expect to be cash flow neutral next year. I don’t want to pin it down any earlier than that. I have my own opinion but I don’t really want to pin it down too tight.

(Kelly Pan):	Okay, thank you.

Operator:	The next question gentlemen is coming from (Eric Lowe) of (Parvest) Asset Management.

(Eric Lowe):	Hi guys. Just a couple questions. Were there any uses of cash in the quarter aside from the net loss? And in your guidance, what are the June 30 liabilities? Thanks.

Timothy Dimond:	This is Tim. And the answer to the first question is yes. In addition to the operating loss we — the other significant item that occurred during the quarter

TECHNOLOGY SOLUTIONS
Moderator: Timothy Dimond
08-09-04/3:30 pm CT
Confirmation #6469123

was the annual payment of our D&O and E&O insurance premium. And that’s a significant use of cash which occurs just once a year.

(Eric Lowe):	Okay.

Timothy Dimond:	And I’m sorry, the other question was?

Michael Gorsage:	Where we’re going to end up, $31, $32 million at the end of the quarter.

(Eric Lowe):	Or the non-cash.

Timothy Dimond:	I’m sorry. Yes, the other — the non-operating impact, in other words, in addition to loss from operations in Q3 will also liquidate some liabilities. And primarily what we’re talking about there is we still have a restructuring tail liability from last year where we’re paying out some severance to a former executive as well as paying rent on some — on two offices which we have abandoned a piece of that office.

(Eric Lowe):	Okay. That’s just like $1 million or something.

Timothy Dimond:	Less than that even.

(Eric Lowe):	Okay. That’s all. Thanks.

Operator:	I have the next question. It’s coming from (Seth Poppel).

(Seth Poppel):	Hi. I’m trying to put my arms around the kind of a break-even analysis for you. And looking at your SG&A nut, it looks like you’re running somewhere around a $14 million annual core and I’m excluding the ZAMBA situation.

TECHNOLOGY SOLUTIONS
Moderator: Timothy Dimond
08-09-04/3:30 pm CT
Confirmation #6469123

And it looks like last year you were running about a 20% gross margin on your revenue. This year you’re running a little bit less I guess because utilization is down. But if you go back to that 20% gross margin, that would imply that you probably need around $70 million revenue to break even with the nut that you have right now?

Timothy Dimond:	Well, you know, part of that is in the management and administrative support line item. We also include the cost of some of our client officers. And the client officers as Mike has structured it, are responsible for now generating revenues, building parameters and personal utilization that it didn’t have in the past. So that should increase the revenue generated by the existing headcount and therefore decrease the amount of revenues we would need to break-even.

The other thing about the gross margins is that not only did the utilization impact that and therefore the recovery of the utilization will dramatically change that, so does the increase in the building rates. And as I mentioned earlier, we had a nice increase in Q1 followed by another nice increase in Q2. So those increases in billing rates will help increase the gross margin which will fall straight to operating earnings and therefore reduce our break-even level.

(Seth Poppel):	Okay, well all things being equal, if you factor those in, do you think now you’re running maybe a $15 million quarterly break-even point?

Timothy Dimond:	I don’t think we’ve given specific guidance on break-even. But depending on those parameters which are primarily utilization and billing rate, we can easily see getting even under $15 million a quarter and still break-even.

(Seth Poppel):	Okay, thank you.

TECHNOLOGY SOLUTIONS
Moderator: Timothy Dimond
08-09-04/3:30 pm CT
Confirmation #6469123

Operator:	And the next question is coming from (Kelly Pan): from (Pantheon) Capital.

(Kelly Pan):	On the ZAMBA acquisition, I’d like to understand why you’re buying into the CRM area because it seems like a very slow market, and what it is that you’re going to be doing that ZAMBA couldn’t do on its own?

Michael Gorsage:	Hi (Kelly). This is Mike. There’s a couple things. One, we already have a CRM group and we think that it gives us greater leverage across the spectrum into our core business. So we think it’s very good.

Second thing is they have a very good client list. And as we already mentioned, rated by Gartner very high. We believe that there will be opportunities for us to sell broader expanded services into that group.

In addition, because of their size and skill, they’re going to add competencies that we didn’t have. So the synergies play out fairly nice. And we’re seeing at least on our client base, we’re beginning to see some real significant interest in that space again and expect to see that for some time.

Operator:	And Ms. (Pan), does that.

(Kelly Pan):	Yes, that’s fine.

Operator:	Great. Again, if you’d like to ask a question or have a response, please press star 1 on your telephone keypad.

And gentlemen, we have no further questions. You may continue with your presentation or closing remarks.

TECHNOLOGY SOLUTIONS
Moderator: Timothy Dimond
08-09-04/3:30 pm CT
Confirmation #6469123

Michael Gorsage:	Well, if we have no further questions, thank you everybody for your participation in the call. And we look forward to telling you about our progress at the end of the third quarter.

And with that, we’ll close the call and thank everybody for participating. Have a good evening. Bye-bye.

END